September 11, 2014

Larry Spirgel

Assistant Director

Celeste M. Murphy

Legal Branch Chief

Emily Drazan

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

C. Wolters Consultants, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 8, 2014

File No. 333 - 196878

The following are the Company’s responses to your comment letter of August 10, 2014:

Executive Compensation, page 29

1.

We note your response to comment 2 in our prior letter and the revised disclosure on page 29. We note however that page II - 1 reflects an issuance date of April 5, 2012 where page 29 references April 22, 2012. Please reconcile your disclosure as to the date of issuance.

Reconciled to April 5, 2012.

Very truly yours,

/s/ Carl E. Wolters

Carl E. Wolters / President

C. Wolters Consultants, Inc.